

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Qing Pan
Chief Financial Officer
Noah Holdings Limited
Building 2
1687 Changyang Road
Shanghai 200090, People's Republic of China

Re: Noah Holdings Limited
Form 20-F for the fiscal year ended December 31, 2019
Filed April 24, 2020
File No. 001-34936

Dear Mr. Pan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance